FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of December, 2001

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.
(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT
(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Delhaize Group”) is providing the following Delhaize America, Inc. Unaudited Condensed Pro Forma Consolidated Statements of Income for each of the 13 weeks ended April 1, 2000, July 1, 2000, September 30, 2000 and December 30, 2000, and for the year ended December 30, 2000, as supplemental information to Delhaize Group’s Report on Form 6-K dated December 17, 2001.

DELHAIZE AMERICA, INC.
CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the 13 Weeks ended April 1, 2000, July 1, 2000, September 30, 2000 and December 30, 2000
and
for the 52 Weeks ended December 30, 2000
(Dollars in thousands)

	13 Weeks	13 Weeks	13 Weeks	13 Weeks	52 Weeks
	April 1, 2000	July 1, 2000	Sep. 30, 2000	Dec. 30, 2000	Dec. 30, 2000

Net sales and other revenues	$3,364,798	$3,613,206	$3,645,114	$3,679,948	$14,303,066
Cost of goods sold	2,507,047	2,742,369	2,771,101	2,755,294	10,775,811
Selling and administrative expenses	699,939	713,821	750,662	740,467	2,904,889
Asset impairment reserve	—	—	26,961	—	26,961
Store closing provision	4,374	4,123	34,237	100	42,834
Merger Expense	1,002	4,332	24,127	21,701	51,162

Operating income	152,436	148,561	38,026	162,386	501,409
Interest expense	80,903	84,401	84,831	85,782	335,917

Income/ (loss) before income taxes	71,533	64,160	(46,805)	76,604	165,492
Provision for income taxes	33,345	30,934	(6,478)	27,338	85,139

Net income/(loss)	$38,188	$33,226	$(40,327)	$49,266	$80,353

EBITDA (FIFO)	$280,467	$282,202	$247,140	$302,876	$1,112,685

Note: These pro forma consolidated statements of income are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

EBITDA is defined by our company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which are determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA may differ from similarly titled measures for other companies.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date: December 27, 2001	By: /s/ Michael R. Waller
Michael R. Waller Senior Vice President

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